UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Genesis Energy, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

371927

(CUSIP Number)

Steven K. Davison

President

Fargo Petroleum, L.L.C.

2000 Farmerville Highway

Ruston, Louisiana 71270

(318) 255-3850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.            371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arkansas Transport Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.            371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Terminal Service, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable.	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,010,835
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,010,835
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.            371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James E. Davison, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable.	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,875,538
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,875,538
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.            371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James E. Davison, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable.	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,154,767
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,154,767
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.            371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven K. Davison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable.	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,875,537
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,875,537
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.            371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Todd A. Davison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable.	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,875,537
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,875,537
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

Schedule 13D Amendment No. 3

This Amendment No. 3 (this “Amendment”) to the Schedule 13D filed on August 3, 2007, as amended on January 4, 2008 and July 18, 2008 (the “Original Schedule 13D”), is filed by Arkansas Transport Company, Inc., an Arkansas corporation, Terminal Services, Inc., a Louisiana corporation, James E. Davison, Sr., James E. Davison, Jr., Steven K. Davison and Todd A. Davison (collectively, the “Reporting Parties,” and each a “Reporting Party”). This Amendment amends the Original Schedule 13D as set forth below.

Item 1.	Security and Issuer

See Item 1 of the Original Schedule 13D, which is incorporated herein by reference.

Item 2.	Identity and Background

See Item 2 of the Original Schedule 13D, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 3 of the Original Schedule 13D, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The purpose of the acquisition of Common Units is to hold such securities as an investment, and except as described under (b) or (d) of Item 4 to the Original Schedule 13D, none of the Reporting Parties has any present intent to acquire additional securities, change the business or function of the issuer, take any other action to alter the management, operation, structure, capitalization, or effect any other material change on the issuer.

(a)	Not applicable.

(b)	See Item 4(b) of the Original Schedule 13D, which is incorporated herein by reference.

(c)	Not applicable.

(d)	See Item 4(d) of the Original Schedule 13D, which is incorporated herein by reference.

(e)-(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)

In the Original 13D, the Reporting Parties incorrectly reported the beneficial ownership of the Common Units held by Arkansas Transport Company, Inc. James E. Davison, Jr., Steven K. Davison and Todd A. Davison each reported a 33 1/3% ownership of Arkansas Transport Company, Inc. (although none reported having individual voting or dispositive power over the 393,345 Common Units held by Arkansas Transport Company, Inc. due to the requirement for a majority vote to take any action with respect to the Common Units). This Amendment is being filed to correctly report that James E. Davison, Sr. (and not James E. Davison, Jr., Steven K. Davison and Todd A. Davison) was, and is, the 100% owner of Arkansas Transport Company, Inc.

In addition, on September 18, 2008, Arkansas Transport Company, Inc. distributed its 393,345 Common Units to James E. Davison, Sr.

As of the date hereof, and after giving effect to the correction and transaction described above Arkansas Transport Company, Inc. holds 0 Common Units and Terminal Services, Inc. holds 1,010,835 Common Units. Each of Arkansas Transport Company, Inc. and Terminal Services, Inc. is an independent business entity and is deemed to have voting and dispositive power solely over those Common Units each holds and each disclaims beneficial ownership of the Common Units held by any other Reporting Party.

James E. Davison, Jr. holds 3,154,767 Common Units directly. Each of Steven K. Davison and Todd A. Davison holds 2,875,537 Common Units directly.

James E. Davison, Sr. owns 1,864,703 Common Units directly and 1,010,835 Common Units indirectly as 100% owner of Terminal Service, Inc. James E. Davison, Sr. has sole voting and dispositive power over the Common Units held by Terminal Service, Inc.

The aggregate number of Common Units held by the Reporting Parties represents approximately 28.9% of Genesis’s Common Units outstanding based on 39,452,305 Common Units outstanding as of August 8, 2008. The percentage ownership of each Reporting Party is incorporated by reference to item 13 of the cover page of each Reporting Party.

(b)	Arkansas Transport Company, Inc. and Terminal Service, Inc. may be deemed to have sole voting and dispositive power over 0 and 1,010,835 Common Units, respectively. James E. Davison, Sr. may be deemed to have sole voting and dispositive power over 1,864,703 Common Units held directly and 1,010,835 Common Units held indirectly as the 100% owner of Terminal Service, Inc. James E. Davison, Jr. may be deemed to have sole voting and dispositive power over 3,154,767 Common Units held directly. Each of Steven K. Davison and Todd A. Davison may be deemed to have sole voting and dispositive power over 2,875,537 Common Units held directly. To the Reporting Parties’ knowledge, none of Common Units are beneficially owned by any of the persons identified in Schedule A of the Original Schedule 13D, which is incorporated herein by reference, other than those Reporting Parties listed herein.

(c)	Except for the transactions described in part (a) of this Item 5, no transactions in Genesis’s Common Units have been effected during the past sixty (60) days by any of the Reporting Parties.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 6 of the Original Schedule 13D, which is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2008

ARKANSAS TRANSPORT COMPANY, INC.

By:	/s/ Steven K. Davison
Name:	Steven K. Davison
Title:	President

TERMINAL SERVICE, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

JAMES E. DAVISON, SR.

/s/ James E. Davison, Sr.

JAMES E. DAVISON, JR.

/s/ James E. Davison, Jr.

STEVEN K. DAVISON

/s/ Steven K. Davison

TODD A. DAVISON

/s/ Todd A. Davison